Exhibit 8.1

List of Subsidiaries of iPower Wireless Technology Inc.

Subsidiary’s Name	Incorporate Location	Establishment Date
iPower Wireless Technology BVI Co., Ltd.	BVI	March 13, 2026
iPower Wireless Technology USA, Inc.	United States	April 15, 2026
iPower International (HongKong) Co., Limited	HK	March 30, 2026
WIPO Times (Shanghai) Technology Co., Ltd	Shanghai, China	On June 30, 2026
WIPO (Shanghai) New Energy Technology Co., Ltd.	Shanghai, China	January 22, 2015